Filed by Analog Devices, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Maxim Integrated Products, Inc.

Commission File No.: 001-34192

Date: August 20, 2020

The following are excerpts from the Q3 2020 Analog Devices, Inc.

Earnings Conference Call that occurred on August 19, 2020.

CALL PARTICIPANTS

EXECUTIVES

Michael C. Lucarelli

Senior Director of Investor Relations

Prashanth Mahendra-Rajah

Senior VP of Finance & CFO

Vincent T. Roche

President, CEO & Director

ANALYSTS

Ambrish Srivastava

BMO Capital Markets Equity Research

Christopher James Muse

Evercore ISI Institutional Equities, Research Division

Craig Matthew Hettenbach

Morgan Stanley, Research Division

John William Pitzer

Crédit Suisse AG, Research Division

Stacy Aaron Rasgon

Sanford C. Bernstein & Co., LLC., Research Division

Tore Egil Svanberg

Stifel, Nicolaus & Company, Incorporated, Research Division

Toshiya Hari

Goldman Sachs Group, Inc., Research Division

Vivek Arya

BofA Merrill Lynch, Research Division

Presentation

Operator

Good morning, and welcome to the Analog Devices Third Quarter Fiscal Year 2020 Earnings Conference Call, which is being audio webcast via telephone and over the web.

I’d now like to introduce your host for today’s call, Mr. Michael Lucarelli, Senior Director of Investor Relations. Sir, the floor is yours.

Michael C. Lucarelli

Senior Director of Investor Relations

Thank you, Cheryl, and good morning, everybody. Thanks for joining our third quarter fiscal 2020 conference call. With me on the call today are ADI’s CEO, Vincent Roche; and ADI’s CFO, Prashanth Mahendra-Rajah. For anyone who missed the release, you can find relating financial schedules at investor.analog.com.

Now on to the disclosures. The information we’re about to discuss includes forward-looking statements including statements relating to our objectives, outlook and the proposed Maxim transaction. These forward-looking statements are subject to certain risks and uncertainties, as further described in our earnings release, our most recent 10-Q and other periodic reports and materials filed with the SEC. Actual results could differ materially from the forward-looking information as these statements reflect our expectations only as of the date of this call, and we undertake no obligation to update these statements, except as required by law.

Our comments today will also include non-GAAP financial measures, which exclude special items. Comparing our results to historical performance, special items are also excluded from prior periods. Reconciliations of these non-GAAP measures to their most directly comparable

GAAP measures and additional information about our non-GAAP measures are included in today’s earnings release.

And with that, I’ll turn it over to ADI’s CEO, Vincent Roche. Vince?

Vincent T. Roche

President, CEO & Director

Thanks very much, Mike, and good morning to you all. I hope that you and your families are healthy and safe at this time.

So I’ll start my remarks today on our quarterly results and the current operating environment before providing you with an update on our priorities. This includes additional insight, of course, into our recently announced acquisition of Maxim Integrated.

[…]

At this point, I’d be remiss to not discuss our M&A strategy in the light of the Maxim acquisition. ADI selectively uses M&A to expand both our scale and our scope in order to better address the future needs of our customers and deliver sustainable, profitable growth. And while cost synergies are an important element in evaluating any acquisition, from our perspective, the most compelling benefits come from combining technology portfolios to capture new addressable markets and drive long term revenue synergies. This revenue takes time to realize, given the nature of the Analog business, but our products deliver recurring revenue streams and cash flow for decades. Therefore, we strive to achieve our return objective within approximately five years. This time frame allows us to not only achieve the stated cost savings but also begin to capture the early revenue synergies. And I think the acquisition of LTC illustrates the benefits of our strategy.

Our top priorities there were harmonizing the two organizations to create an entity that is better than the sum of its parts. To that end, I’m proud to say that we’ve retained and invested in LTC’s exceptional engineering talent. Together, we’ve created an exciting road map of high-performance analog and power solutions combined. We’re exceeding our original $150 million cost synergy target, and we’re on track to realize the next $100 million exiting fiscal ‘21.

And from a revenue perspective, we’ve more than doubled our pipeline value, and we have over $500 million of lifetime revenue coming to market this year, increasing our confidence in doubling LTC’s historical growth rate. With LTC complete, we pursued the acquisition of Maxim to strengthen our leadership in the analog industry, better positioning ADI to capitalize on secular growth trends.

Over the last 5 years, Maxim has shifted its business strategy to focus on B2B markets while enhancing profitability. As a result, Maxim has increased its B2B revenue mix to approximately 80% of total from 55%, expanded its gross margins by more than 500 basis points and increased its free cash flow margin by over 600 basis points during this period. Combined, we’re confident we will continue to improve Maxim’s performance. This will be driven by our cadre of engineering talent, complementary technologies and breadth of market applications that I’d like to expand on a little here. The cultures of ADI and Maxim are very aligned. Both companies share a commitment to innovation and engineering excellence. With a combined team of more than 10,000 engineers and $1.5 billion of annual R&D investment, we will continue to be the destination for the world’s best analog talent. And with 3x the field technical resources, we’ll be better positioned to uncover cross-selling opportunities and serve existing and new customers who have an increased need for application and design support.

In the area of power management, Maxim’s application-focused offerings are highly complementary with ADI’s more general purpose or catalog power portfolio. Together, we will have a more comprehensive power portfolio with approximately $2 billion of revenue. This is particularly important as power is the largest and fastest-growing Analog subsegment and with increasing design complexity and the need for better efficiency, the system power challenges that our customers must overcome continue to rise and rise.

In automotive, Maxim has one of the premier franchisees, increasing revenue at a mid-teens rate over the last 5 years. They’re a leader in high-speed data connectivity for cameras, radars and processors with serial link technology while ADI is a leader in audio solutions with our A2B platform, and both companies are well positioned in vehicle electrification, enabling us to better address automakers’ EV requirements, which continuously evolve. Together, we will capture more of the increasing system content per vehicle and enable a better experience for the consumer.

Taking a step back, the combined company will have unique positioning with 85% exposure to highly profitable long life B2B markets. Maxim’s strengths in the automotive and data center markets will complement ADI’s strengths across the industrial, communications and digital health care markets. Additionally, the combined company will have increased financial strength. We expect the combination to be accretive to adjusted EPS within 18 months post close, with targeted cost synergies of $275 million by the end of the second year. We also expect to maintain an industry-leading financial profile. As always, we are committed to generating robust free cash flow, and our goal is to reach the high end of our margin range of 40%.

With our lower leverage ratio at close, we’ll also have the opportunity to deliver enhanced cash returns to our shareholders. And I believe that together, we can grow revenue at mid-single digits due to our alignment with important secular growth trends, such as Industry 4.0, digital health care, next-generation communication systems and vehicle electrification as examples.

So in closing, we’re seeing promising evidence that a broad-based recovery is underway. However, we recognize that the recovery is highly dependent on the future impacts of the pandemic. We’ve used this unprecedented time to better align our organization and investments into the most important areas. We believe we’ll emerge stronger and are better positioned to drive profitable growth. And as I’ve shared today, we’re very excited about the combination with Maxim, which will drive the next wave of disruptive innovation and deliver significant benefits for all stakeholders.

[…]

Prashanth Mahendra-Rajah

Senior VP of Finance & CFO

[…]

Now I’d like to expand on Vince’s commentary and discuss how our combination with Maxim will further enhance our financial profile. At deal announcement, ADI and Maxim had a combined pro forma leverage ratio of 1.2x, which will decrease between today and deal close. The main driver being Maxim, which is in cash accumulation phase. They will pay one more quarterly dividend before suspending it for 4 quarters, and their buyback is on pause. Said another way, all the cash generation for the 12 months beginning in the second quarter of their fiscal 2021 will be added to the balance sheet. And for reference, over a trailing 12-month period, Maxim generated $730 million of free cash flow. ADI plans to continue to pay and grow our dividend.

Question and Answer

[…]

Christopher James Muse

Evercore ISI Institutional Equities, Research Division

I guess, a cycle question. And if I look at your S-4 and you projected revenues in there for fiscal ‘20, that roughly $170 million below what you’re actually looking to accomplish here. And so curious, versus what you put there in the S-4, what led to the upside there? And is that something that we should think can continue beyond the October quarter?

Prashanth Mahendra-Rajah

Senior VP of Finance & CFO

C.J., that was really around the timing of when we’re having those conversations. If you look back at the timing of when we were in those, the world looked very different to us. I think it looked differently to everyone back at that period when the pandemic looked like it was ranging at a pretty sharp pace across the globe. So our S-4 probably reflected more of the uncertainty that we had out there that has since been — more clarity has been brought.

[…]

Forward Looking Statements

This communication relates to a proposed business combination transaction between Analog Devices, Inc. (“ADI”) and Maxim Integrated Products, Inc. (“Maxim”). This communication contains forward-looking statements, which address a variety of subjects including, for example, ADI’s statements regarding its proposed acquisition of Maxim; the impact of the COVID-19 pandemic on ADI’s business, financial condition and results of operations; expected revenue, operating margin, tax rate, earnings per share, and other financial results; expected market trends, market share gains, operating leverage, production and inventory levels; expected customer demand and order rates for ADI’s products and expected product offerings; product development; and marketing position. Statements that are not historical facts, including statements about ADI’s and Maxim’s beliefs, plans and expectations, are forward-looking statements. Such statements are based on ADI’s and Maxim’s current expectations and are subject to a number of factors and uncertainties, which could cause actual results to differ materially from those described in the forward-looking statements. Forward-looking statements often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “would,” “target” and similar expressions, as well as variations or negatives of these words. The following important factors and uncertainties, among others, could cause actual results to differ materially from those described in these forward-looking statements: the uncertainty as to the extent of the duration, scope and impacts of the COVID-19 pandemic; political and economic uncertainty, including any faltering in global economic conditions or the stability of credit and financial markets; erosion of consumer confidence and declines in customer spending; unavailability of raw materials, services, supplies or manufacturing capacity; changes in geographic, product or customer mix; changes in export classifications, import and export regulations or duties and tariffs; changes in ADI’s or Maxim’s estimates of their respective expected tax rates based on current tax law; ADI’s ability to successfully integrate Maxim’s businesses and technologies; the risk that the expected benefits and synergies of the proposed transaction and growth prospects of the combined company may not be fully achieved in a timely manner, or at all; adverse results in litigation matters, including the potential for litigation related to the proposed transaction; the risk that ADI or Maxim will be unable to retain and hire key personnel; the risk associated with ADI’s and Maxim’s ability to obtain the approvals of their respective shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all or the failure of the transaction to close for any other reason or to close on the anticipated terms, including the anticipated tax treatment; the risk that any regulatory approval, consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; uncertainty as to the long-term value of ADI’s common stock; the diversion of management time on transaction-related matters; ADI’s ability to successfully integrate acquired businesses and technologies; and the risk that expected benefits, synergies and growth prospects of acquisitions may not be fully achieved in a timely manner, or at all. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to ADI’s and Maxim’s respective periodic reports and other filings with the Securities and Exchange Commission (“SEC”), including the risk factors contained in ADI’s and Maxim’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. Forward-looking statements represent management’s current expectations and are inherently uncertain. Except as required by law, neither ADI nor Maxim undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, on August 17, 2020, ADI filed with the SEC a registration statement on Form S-4 that includes a preliminary joint proxy statement of ADI and Maxim and that also constitutes a preliminary prospectus of ADI (the “preliminary joint proxy statement/prospectus”). If and when the registration statement becomes effective and the preliminary joint proxy statement/prospectus is in definitive form (the “definitive joint proxy statement/prospectus”), the definitive joint proxy statement/prospectus will be mailed to shareholders of ADI and stockholders of Maxim. Each of ADI and Maxim may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the registration statement, the preliminary joint proxy statement/prospectus, the definitive joint proxy statement/prospectus, or any other document that ADI or Maxim have or may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS, DEFINITIVE JOINT PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and definitive joint proxy statement/prospectus (if and when available) and other documents containing important information about ADI, Maxim and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ADI will be available free of charge on ADI’s website at http://www.analog.com or by contacting ADI’s Investor Relations Department by email at investor.relations@analog.com or by phone at 781-461-3282. Copies of the documents filed with the SEC by Maxim will be available free of charge on Maxim’s website at investor.maximintegrated.com or by contacting Maxim’s Investor Relations department by phone at 408-601-5697.

Participants in the Solicitation

ADI, Maxim and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of ADI, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in ADI’s proxy statement for its 2020 annual meeting of shareholders, which was filed with the SEC on January 24, 2020, and ADI’s Annual Report on Form 10-K for the fiscal year ended November 2, 2019, which was filed with the SEC on November 26, 2019. Information about the directors and executive officers of Maxim, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Maxim’s proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on September 27, 2019, and Maxim’s Annual Report on Form 10-K for the fiscal year ended June 27, 2020, which was filed with the SEC on August 19, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should carefully read the preliminary joint proxy statement/prospectus and the definitive joint proxy statement/prospectus when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from ADI or Maxim using the sources indicated above.